Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com


                                October 26, 2005

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Star Maritime Acquisition Corp.
         Form S-1 Registration Statement
         File No. 333-125662
         ---------------------------------------------------

Dear Mr. Reynolds:

      On behalf of our client, Star Maritime Acquisition Corp., a Delaware corporation (the "Company,"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-1 (No. 333-125662) (together, the "Registration Statement"), including one complete electronic version of the exhibits filed therewith.

      Amendment No. 2 responds to the comments set forth in the Staff's letter dated September 22, 2005 (the "Staff's Letter"). In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff's Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter. Page numbers refer to the marked copy of Amendment No. 2.

      Amendment No. 2 also reflects changes to the terms of the offering, including (i) a decrease in the number of units offered from 25,000,000 to 20,000,000 and an increase in the per unit offering price from $8.00 to $10.00 (maintaining the $200,000,000 aggregate offering); (ii) the deletion of the aftermarket warrant purchase commitment; (iii) an agreement by the existing stockholders to purchase units in the offering, (iv) an increase in the percentage of shares that may be redeemed before a mandatory liquidation will be triggered from 19.99% to 32.99%, and (v) certain revisions to the components of the underwriters' compensation.

      The Company's responses to the Staff's comments set forth in the Staff's Letter are as follows:

 Comment

Securities and Exchange Commission
October 26, 2005
Page 2

     Number                          Response
     ------                          --------

                   Prospectus Summary

       1. In response to this comment, the second and fourth paragraphs of "Proposed Business" have been deleted in their entirety.

                   Risk Factors

       2. The last sentence of risk factor 14 has been deleted in response to the Staff's comment.

       3. Risk factor 31 has been revised to reflect that arrangements with currently affiliated or related management companies could be entered into in connection with a business combination whether or not any members of management are retained.

                   Use of Proceeds

       4. The second full paragraph on page 23 has been revised to clarify that only out-of-pocket expenses incurred by the stockholders are reimbursable. See also our response to comment 5 below.

       5. The disclosure has been expanded to clearly state that neither the Company nor any other party will pay any compensation to either the Company's existing stockholders or related parties for any service provided during the search and completion of a business combination.

                   Proposed Business

        6. The disclosure has been revised to clarify that in lieu of an operating company, the Company may acquire a holding company the assets of which are either vessels or agreements to acquire vessels. In such event, the Company would need to retain current management or seek to retain new management or outsource the commercial and technical management of the vessels by contracting with one of the numerous entities engaged in this business. The Company has advised that it does not intend to have a ship or vessel built for its use.

                   The disclosure has also been expanded to reflect that the evaluation of a potential holding company acquisition would be undertaken using established valuation criteria in the shipping industry for both ships and/or agreements to acquire ships.

Securities and Exchange Commission
October 26, 2005
Page 3

         7. The disclosure has been revised to clarify that it is possible that a holding company with which the Company may seek a business combination might have, as its sole assets, one or more agreements to acquire individual vessels. As stated in our response to comment 6, there are established methods used in the shipping industry for valuing agreements to acquire vessels. The Company would not likely have an opportunity to inspect the individual vessels in this circumstance. Part of its due diligence in connection with such a business combination would be an analysis of the inspection process, if any, previously undertaken by the target company or the reasonableness, in light of market conditions, of any waiver by the target company of its right to inspect the vessels. The results of the Company's due diligence and any risks associated therewith will be fully disclosed in the proxy statement.

         8. The structure of the offering was negotiated by the Company and the underwriter based on market conditions and a general analysis, in terms of cash and leverage ratios, of what it would take, based on managements' industry knowledge, to acquire a mid-size company in the shipping industry. Disclosure to such effect is set forth in "Underwriting--Pricing of Securities." As noted above, the structure of the offering has been substantially revised in response to, among other things, changing market conditions with respect to "blank check" company offerings. The Company has advised that the principals did not engage in any evaluations or discussions with respect to a prospective business combination prior to the formation of the Company.

         9. This paragraph has been deleted in response to the Staff's comment number 1. The Company does not believe that there remains any promotional language which requires substantiation.

         10. In response to the Staff's comment, the disclosure on page 33 of Amendment No. 2 has been revised to state that any finder or broker that the Company uses would be paid a fee only upon consummation of a business combination with the target identified by such finder or broker, and that the Company expects that any such fees paid to such persons would be a percentage of the fair market value of the transaction, with the percentage to be determined on an arm's length basis based on market conditions at the time the Company enters into an agreement with such finder or broker. While the Company does not presently anticipate engaging the services of non-professional or professional firms that specialize in business acquisitions on any formal basis, it may engage these firms in the future or it may be approached on an unsolicited basis, in which event the Company may pay a finder's fee or other similar compensation equal to a percentage of the fair market value of the transaction as agreed upon at the time of such engagement or agreement with a party that brings the unsolicited proposal, as the case may be.

Securities and Exchange Commission
October 26, 2005
Page 4

                   Principal Stockholders

        11. As noted in the response to prior comment 35, the final prospectus would reflect the stock split and the revised number of shares each existing stockholder would own, as well as updated dilution information. A determination as to whether a recirculation would be warranted will be made at such time taking into consideration all of the relevant factors of materiality.

        12. As noted above, there are no longer any warrant purchase agreements by either management or the underwriter contained in the registration statement.

        13.        See response to comment 12 above.

        14. As stated in "Underwriting-Other Terms," it is not intended that Maxim will participate in the Company's search for a target business. However, if those plans change, Maxim has advised that it is aware of the guidance set forth in the Commission's "Frequently Asked Questions About Regulation M" published by the Division of Market Regulation (dated October 27,1999 and revised April 12, 2002) (the "FAQs") relating to the restricted period in an acquisition of a target in which securities are to be distributed. If and to the extent it becomes applicable in the context of a business combination, the underwriters receiving the deferred compensation or any finder's fee will comply with Regulation M and not make a market in the Company's securities during the period set forth in the FAQs.

                   Part II  Exhibits

        15. Exhibit 3.1 has been refiled in response to the Staff's comment.

      Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

                                                     Sincerely,

                                                     /s/ Fran M. Stoller

                                                     Fran M. Stoller
                                                     Loeb & Loeb LLP